CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

October 19, 2009

VIA EDGAR

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Registration Statement on Form S-1
Filed on September 8, 2009
File No. 333-161690

Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-53475

Dear Ms. Jacobs:

This letter is in response to your letter dated October 6, 2009 relating to the above-referenced filings.  For your ease of reference, we have repeated your comments in this response.  We have also filed Amendment No. 1 to our S-1 Registration Statement (the “Amendment”) and Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K Amendment”).

Form S-1

Risk Factors, page 6

1.           We note the disclosure in your periodic reports regarding the material deficiencies in your disclosure controls and procedures, and internal control over financial reporting.  Please add a risk factor addressing the material risks to investors posed by such deficiencies, including, without limitation, the costs of remediating such deficiencies (if material).

We have included the risk factor as you requested.  Please see page 6 of the Amendment.

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
October 19, 2009

Selling Shareholders, page 52

2.           Please revise to disclose the nature of your relationship with GR Match LLC.  See Item 507 of Regulation S-K.

We have revised this disclosure as you requested.  Please see page 52 of the Amendment.

3.           For each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.  See question 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

We have included the names of the natural persons who exercise voting and dispositive powers of the shares being offered.  Please see pages 56 through 58 of the Amendment.

Item 15.  Recent Sales of Unregistered Securities, page 71

4.           We note your disclosure that in July 2009, you sold 200,000 shares of your common stock to twenty-eight accredited investors, and your claim that the issuance of the shares was exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D.  We presume that the issuance was in reliance on Section 4(2) and in the alternative Rule 506, since you do not appear to have made any filings on Form D in connection with this transaction (we do note, however, that you filed Forms D for other issuances).  See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance . . .. .  Please advise.

We have revised the disclosure to indicate that we relied on Section 4(2) of the Securities Act of 1933 and, in the alternative, Rule 506 of Regulation D.   Please see page 71 of the Amendment.  On October 13, 2009 we filed a Form D covering this offering.

Exhibit 5.1

5.           The opinion states that “the shares issuable by the Company pursuant to this Registration Statement will be validly issued, fully paid and nonassessable.”  Please revise to clarify, if true, that this statement applies to shares that will be issued upon the exercise of warrants.

A new exhibit 5.1 has been included with the Amendment.

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
October 19, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A Controls and Procedures, page 32

Management’s Report on Internal Control Over Financial Reporting, page 33

6.           We note the statement that your management concluded that, “during the period covered by this report,” internal controls and procedures were “not effective to detect the inappropriate application of US GAAP rules.”  The quoted language appears to be inconsistent with Item 308T(a)(3) of Regulation S-K.  Item 308T(a)(3) requires disclosure of management’s assessment of the effectiveness of the registrant’s internal control over financial reporting “as of the end of the registrant’s most recent fiscal year,” not as of “the end of the period covered by the report.”  In addition, concluding that internal controls and procedures were not effective “to detect the inappropriate application of US GAAP rules,” appears to limit the term internal control over financial reporting to a definition that is less expansive than the definition of the term set forth in the Exchange Act Rule 13a-15(f), thus limiting your management’s conclusion regarding effectiveness required by Item 308T(a)(3).  Please file an amended 10-K that includes management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008, including a statement as to whether or not internal control over financial reporting is effective.

We have revised our disclosure relating to our internal control over financial reporting, as you requested.  Please see the 10-K Amendment.

7.           In your amended filing, please expand your discussion of the material weaknesses in your internal controls, as well as your remediation efforts.  For example, but without limitation, explain what you mean when you refer to “inadequate segregation of duties consistent with control objectives,”, provide a detailed explanation of how ineffective controls over period end financial disclosure and reporting processes may have affected your financial results, and disclose any material costs associated with your remediation efforts.  Also expand the discussion of your efforts to remediate your disclosure controls and procedures, including any material costs associated therewith.

We have revised our disclosure relating to our internal control over financial reporting, as you requested.  Please see the 10-K Amendment.

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
October 19, 2009

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer